FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2007

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Authorized Capital Publicly-Held Company
Corporate Taxpayer’s ID (CNPJ) 47.508.411/0001 -56

MINUTES OF THE BOARD OF DIRECTORS’ MEETING HELD ON JULY 10, 2007

On July 10, 2007, at 6:00 p.m., the Board of Directors’ members met at the Company’s headquarters, located at Av. Brigadeiro Luiz Antonio, 3142, in the city and state of São Paulo, as called by the Chairman’s, with the attendance of the members who signed these present minutes. The Board of Directors’ Chairman, Mr. Abilio dos Santos Diniz, assumed the chair of the meeting, and invited me, Marise Rieger Salzano, to be his secretary. Starting the meeting, the Chairman announced that the board members should, within the Company’s Authorized Capital limit, resolve on the issuance of sixteen million, six hundred and forty-five thousand (16,645,000) preferred shares in the following manner: (i) two hundred and seventy-five thousand (275,000) shares at the subscription price of forty-five reais and ninety centavos (R$ 45.90) per thousand shares, at the total amount of twelve thousand, six hundred and twenty-two reais and fifty centavos (R$ 12,622.50), (ii) nine million, three hundred and seventy-five thousand (9,375,000) shares at the subscription price of fifty-seven reais and seventy-nine centavos (R$ 57.79) per thousand shares, at the total amount of five hundred and forty-one thousand, seven hundred and eighty-one reais and twenty-five centavos (R$ 541,781.25), (iii) five million, two hundred and eighty-thousand (5,280,000) shares at the subscription price of forty-nine reais and twenty-seven centavos (R$ 49.27) per thousand shares, at the total amount of two hundred and sixty thousand, one hundred and forty-five reais and sixty centavos (R$ 260,145.60), and (iv) one million, seven hundred and fifteen thousand (1,715,000) shares at the subscription price of one centavo (R$ 0.01) per thousand shares, at the total amount of seventeen reais and fifteen centavos (R$ 17.15), in view of the subscription and payment of these shares so as to comply with the Stock Option Plans (Plans) duly approved by the Board of Directors’ Meeting held on February 4, 1997, and by the shareholders at the Annual and Extraordinary General Meeting held on April 28, 1997 and at the Extraordinary General Meeting held on December 20, 2006, thus exercising the 1st portion of Tranche 7 and Tranche 8, and of Tranche A1 (Silver and Gold) of said Plans, pursuant to such Plans. After debating and discussing, the board members approved the

Capital Stock increase by unanimous vote, so as to comply with the provisions of the Stock Option Plan as follows: (i) 1st portion – Tranche 7: through the issuance of two hundred and seventy-five thousand (275,000) shares at the subscription price of forty-five reais and ninety centavos (R$ 45.90) per thousand shares, at the total amount of twelve thousand, six hundred and twenty-two reais and fifty centavos (R$ 12,622.50), (ii) 1st portion – Tranche 8: through the issuance of nine million, three hundred and seventy-five thousand (9,375,000) shares at the subscription price of fifty-seven reais and seventy-nine centavos (R$ 57.79) per thousand shares, at the total amount of five hundred and forty-one thousand, seven hundred and eighty-one reais and twenty-five centavos (R$ 541,781.25), (iii) Tranche A1-Silver: through the issuance of five million, two hundred and eighty thousand (5,280,000) shares at the subscription price of forty-nine reais and twenty-seven centavos (R$ 49.27) per thousand shares, at the total amount of two hundred and sixty thousand, one hundred and forty-five reais and sixty centavos (R$ 260,145.60) and Tranche A1-Gold: through the issuance of one million, seven hundred and fifteen thousand (1,715,000) shares at the subscription price of one centavo (R$ 0.01) per thousand shares, at the total amount of seventeen reais and fifteen centavos (R$ 17.15) . As a consequence, the Company’s Capital Stock will increase from four billion, one hundred and forty-six million, four hundred and seventeen thousand, six hundred and eighty-six reais and fifty centavos (R$ 4,146,417,686.50) to four billion, one hundred and forty-seven million, two hundred and thirty-two thousand, two hundred and fifty-three reais (R$ 4,147,232,253.00), fully paid-in and divided into one hundred and thirteen billion, eight hundred and eighty-five million, four hundred and ninety-three thousand, four hundred and thirty-three (113,885,493,433) non-par shares, out of which forty-nine billion, eight hundred and thirty-nine million, nine hundred and twenty-five thousand, six hundred and eighty-eight (49,839,925,688) are common shares and sixty-four billion, forty-five million, five hundred and sixty-seven thousand, seven hundred and forty-five (64,045,567,745) are preferred shares.

Pursuant to the Plans, the preferred shares resulting from this subscription will have the same characteristics and conditions, and also the same rights and advantages statutorily attributed to the type, being entitled to full dividends corresponding to the fiscal year of 2007.

After the Capital Stock increase resolved at this Meeting, the caput of Article 4 of the Bylaws shall have the following wording:

" ARTICLE 4 (caput) – The Company’s Capital Stock is four billion, one hundred and forty-seven million, two hundred and thirty-two thousand, two hundred and fifty-three reais (R$ 4,147,232,253.00), fully paid-in and divided into one hundred and thirteen billion, eight hundred and sixty-eight million, eight hundred and forty-eight thousand, four hundred and thirty-three (113,868,848,433) non-par shares, out of which forty-nine billion, eight hundred and thirty-nine million, nine hundred and twenty-five thousand, six hundred and eighty-eight (49,839,925,688) are common shares and sixty-four billion, forty-five million, five hundred and sixty-seven thousand, seven hundred and forty-five (64,045,567,745) preferred shares."

Nothing else to be discussed, the meeting was adjourned to draw up these minutes, which were read, found in compliance, approved and signed by the attending board members. São Paulo, July 10, 2007. Chairman – Abilio dos Santos Diniz; Marise Rieger Salzano, Secretary. Signatures) Abilio dos Santos Diniz, João Paulo Falleiros dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D’Avila, Pedro Paulo Falleiros dos Santos Diniz, Geyze Marchesi Diniz, Gerald Dinu Reiss, Maria Silvia Bastos Marques, Cândido Botelho Bracher, Jean-Charles Henri Naouri, Hakim Laurent Aouani, Francis André Mauger, Michel Alain Maurice Favre and Xavier Michel Marie Jacques Desjobert.

This is a free English translation of the original instrument drawn up in the Company’s records.

Marise Rieger Salzano
Secretary

Maria Lúcia de Araújo
OAB/SP (Brazilian Bar Association): 189.868

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: July 12, 2007	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.